Organigram Expanding Operations, Hiring Up To 140 New Employees, Will Raise Annual Output to 25,000 kg

Company will have the third-largest indoor marijuana production facility in Canada

MONCTON, New Brunswick, Oct. 11, 2017 -- Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”) is undergoing a production-facility expansion that will more than triple the size of its operations. The multi-million-dollar project will meet the growing needs of the Company’s medical patient base, as well as prepare Organigram for the legal, adult-recreational marijuana market.

Greg Engel, Organigram’s CEO, called the development plans a significant, strategic investment designed to ensure the company retains its leadership position when recreational marijuana is legalized next year. Engel said the highlights of Organigram’s plans are:

•	The addition of approximately 140 new employees by the end of next year;
•	An expansion of its existing production facility from 36,000 to 134,000 square feet by the end of this year grown on three levels;
•	A further 36,000 square-foot expansion scheduled for completion by mid 2018;
•	A production-capacity increase from approximately 5,200 kilograms annually to more than 25,000 kg per year;
•	Acquisition of a third building at 55 English Drive for future expansion, adjacent to the current campus; and
•	All current project components are fully funded, on budget, and on schedule.

“We are committed to this growth because our number-one priority is our ability to offer customers – both now and in the future – consistent access to a range of high-quality products that meet their needs and tastes,” said Engel. “Our three-level indoor production allows us to maximize our footprint, our yields and produce a consistent high-quality product supply for our customers.”

“This is an incredibly exciting time for our Company, as well as the entire industry,” said Engel. “We’re delivering on our vision to be a major national player in both the medical- and adult-recreational cannabis markets. These moves will add value for our shareholders and will create economic growth and opportunities in New Brunswick.”

For more information on expansion plans, please see the extended release at www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed Company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top-10 Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Giselle Doiron
Director of Investor and Media Relations
investorrelations@organigram.ca
(506) 801-8986

Greg Engel
Chief Executive Officer
gengel@organigram.ca